UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-13103

CIBER, Inc. Savings 401(k) Plan

(Full title of plan)

CIBER, Inc.

5251 DTC Parkway, Suite 1400

Greenwood Village, Colorado 80111

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

REQUIRED INFORMATION

The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm’s report thereon, are provided beginning on page F-1 attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan

Dated: June 20, 2008	By:	/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President, Chief Financial
Officer and Treasurer

3

CIBER, INC. SAVINGS 401(k) PLAN

Index to Financial Statements and Supplemental Schedule

December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

CIBER, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of CIBER, Inc. Savings 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado

June 19, 2008

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
CIBER, Inc. common stock	$6,294,485	$7,604,933
Mutual funds	122,557,258	117,198,472
Pooled separate accounts	90,578,077	88,656,066
Participant loans	2,694,351	2,647,624
Net assets available for benefits	$222,124,171	$216,107,095

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Net increase in fair value of investments	$10,108,567	$23,724,359
Interest and dividend income	2,712,662	1,825,833
Net investment gain	12,821,229	25,550,192

Contributions:
Participants, including rollovers	23,213,333	22,954,034
Employer, net of forfeitures	3,886,842	4,167,001
Total contributions	27,100,175	27,121,035
Total additions	39,921,404	52,671,227

Deductions from net assets attributed to:
Distributions to participants	33,832,513	32,733,387
Loan and administrative fees	71,815	67,462
Total deductions	33,904,328	32,800,849

Net increase	6,017,076	19,870,378

Net assets available for benefits:
Beginning of year	216,107,095	196,236,717
End of year	$222,124,171	$216,107,095

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2007

(1)                     Description of the Plan

The following description of the CIBER, Inc. Savings 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

(a)                     General

The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (“CIBER” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The service provider who executes the investment transactions for the Plan is Principal Life Insurance Company (“Principal”).

(b)                     Contributions and Vesting

Participants may contribute up to 75% (25% through March 31, 2007) of pre-tax annual compensation, with the exception of employees considered “highly compensated.”  Highly compensated employees are restricted to a maximum contribution of 9% of pre-tax compensation.  In addition, qualifying participants may make “catch-up” contributions.  Contributions are subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers).  Participants can change their contribution percentage at any time.  Company cash contributions are based on the participant’s years of service and the participant’s contribution and range from 0.5% to 3% of qualified compensation.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(1)                     Description of the Plan (continued)

Participants reach 100% vesting in the Company’s matching contribution plus actual earnings thereon after six years of service.  If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions.  At December 31, 2007 and 2006, unallocated forfeited accounts totaled $30,808 and $80,062, respectively.  In 2007 and 2006, employer contributions were reduced by $927,648 and $865,453, respectively, from forfeited accounts.

(c)                      Investment Options

The Plan’s assets are invested in various investment options offered by Principal and in CIBER common stock, as directed by the participants.  Participants may invest their account balance in the various investment options in 1% increments.  Participants may change their investment options on a daily basis.

(d)                     Distributions and Loans

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death.  Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited.  For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections.  Distributions are recorded when paid.  Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4.00% to 10.50% as of December 31, 2007.  Loans are generally repaid through payroll deductions.  Loans require minimum per paycheck payment amounts.  Loans must be repaid within five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence.  Participants pay a loan origination fee of $50 per loan to Principal.

(e)                      Expenses

In general, plan expenses, other than broker commissions, portfolio transaction fees and administrative service fees on the accounts of non-employee participants, are paid by the Company.

CIBER, INC. SAVINGS 401(K) PLAN

Notes to Financial Statements (continued)

(1)                     Description of the Plan (continued)

(f)                        Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become 100% vested in their accounts.

(2)       Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                     Investments

Investments are stated at fair value.  The fair values of marketable securities are determined based on quoted market values.  Investments in pooled separate accounts are stated at estimated fair values.  The fair value of mutual funds are valued at the net asset value per share as quoted by the investment company and is generally determined based on the market values of the securities included in the underlying funds.  Participant loans are valued at cost, which approximates fair value.  Investment transactions are recorded on the date of purchase or sale (“trade-date”).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(c)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to the financial statements.  Actual results could differ from those estimates.

(d)                     New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which is effective for financial statements issued for fiscal years beginning after November 15, 2007.  SFAS No. 157 establishes a single authoritative definition of

CIBER, INC. SAVINGS 401(K) PLAN

Notes to Financial Statements (continued)

(2)       Summary of Significant Accounting Policies (continued)

fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements.  The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

(3)       Investments

Investments greater than 5% of net assets at December 31 were:

	2007	2006

Principal Money Market Separate Account	$21,918,766	$20,977,890
Principal Large Cap Stock Index Separate Account	13,769,725	13,717,412
Principal International Emerging Markets Separate Account	15,047,837	*
Russell Lifepoints Equity Growth Strategy E Fund Separate Account	13,941,277	13,520,481
Principal Real Estate Securities Separate Account	**	13,363,358
American Century Equity Income Investment Fund	16,324,457	18,424,169
Legg Mason Value Trust Fund	**	13,424,420
American Funds Growth Fund of America R5 Fund	20,274,870	19,069,358
American Funds New Perspective R5 Fund	12,808,582	10,927,001

*                             Investment not greater than 5% of net assets at December 31, 2006.

**                      Investment not greater than 5% of net assets at December 31, 2007.

Net increase (decrease) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2007	2006

CIBER, Inc. Common Stock	$(545,244)	$205,488
Mutual funds	5,986,381	7,604,065
Pooled separate accounts	4,667,430	15,914,806
	$10,108,567	$23,724,359

CIBER, INC. SAVINGS 401(K) PLAN

Notes to Financial Statements (continued)

(4)                     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 7, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation.  In accordance with Revenue Procedure 2006-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Subsequent to this opinion letter by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(5)                     Risks and Uncertainties

The Plan provides for various investment options.  Investments, in general, are exposed to various risks, such as interest rates, credit and overall market volatility.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)                     Party-in-Interest Transactions

Certain plan investments are shares of stock of CIBER or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal.  Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

EIN: 38-2046833 Plan: 101

December 31, 2007

	Identity	Description	Current Value

*	CIBER, Inc.	Common Stock	$6,294,485
*	Principal Money Market Separate Account	Pooled Separate Account	21,918,766
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	5,784,631
*	Principal Large Cap Stock Index Separate Account	Pooled Separate Account	13,769,725
*	Alliance Bernstein Large Cap Value Separate Account	Pooled Separate Account	2,794,123
*	Principal Mid Cap Stock Index Separate Account	Pooled Separate Account	4,584,329
*	JP Morgan/Mellon Equity Small Cap Value I Separate Account	Pooled Separate Account	2,526,955
*	Principal Small Cap Stock Index Separate Account	Pooled Separate Account	9,057,003
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	5,543,518
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	15,047,837
*	Pyramis Global Advisors International Separate Account	Pooled Separate Account	9,551,190
	Russell Lifepoints Balanced Strategy E Fund Separate Account	Mutual Fund	7,164,217
	Russell Lifepoints Conservative E Fund Separate Account	Mutual Fund	1,469,826
	Russell Lifepoints Equity Growth Strategy E Fund Separate Account	Mutual Fund	13,941,277
	Russell Lifepoints Growth Strategy E Fund Separate Account	Mutual Fund	10,916,758
	Russell Lifepoints Moderate Strategy E Fund Separate Account	Mutual Fund	3,027,489
	MFS Research Bond R5 Fund	Mutual Fund	2,736,849
	American Century Equity Income Investment Fund	Mutual Fund	16,324,457
	Legg Mason Value Trust Fund	Mutual Fund	10,436,492
	Marsico Growth Fund	Mutual Fund	7,374,190
	American Funds Growth Fund of America R5 Fund	Mutual Fund	20,274,870
	Fidelity Advisor Mid Cap A Fund	Mutual Fund	7,214,711
	Fidelity Advisor Small Cap A Fund	Mutual Fund	5,068,630
	Janus Aspen Mid Cap Growth I Fund	Mutual Fund	3,798,910
	American Funds New Perspective R5 Fund	Mutual Fund	12,808,582
*	Participant loans	4.0% to 10.5%	2,694,351
			$222,124,171

* Party-in-interest.

See accompanying independent registered public accounting firm’s report.